david j. levine Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4923 Main 212.407.4000 Fax 212.937.3943 dlevine@loeb.com

Via Edgar

June 10, 2025

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Pearlyne Paulemon
David Link Peter McPhun Jennifer Monick

Re:	D. Boral ARC Acquisition I Corp. Registration Statement on Form S-1 Filed April 29, 2025 File No. 333-286810

Dear Ms. Paulemon:

On behalf of our client, D. Boral ARC Acquisition I Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated May 23, 2025 (the “Staff’s Letter”) regarding the Company’s registration statement on Form S-1 that was filed by the Company on April 29, 2025 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an amendment to the Registration Statement (the “Amended Registration Statement”) via EDGAR for review in accordance with the procedures of the Securities and Exchange Commission.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form S-1

Cover Page

1.	Please revise your cross-references to highlight by prominent type or in another manner to all relevant sections in the prospectus for disclosure related to each of compensation, dilution, and material conflicts of interest, as required by Item 1602(a)(3),(4), and (5) of Regulation S-K.

Response: The Company has revised the disclosure on the cover page of the Amended Draft Registration Statement to address the Staff’s comment.

Prior SPAC Experience, page 6

2.	We note you indicate that members of your management team have successfully identified and closed five SPAC business combinations. Please revises to address the three additional SPAC business combinations associated with your management team.

Response: The Company has revised the disclosure on pages 3 and 108 of the Amended Registration Statement to address the Staff’s comment.

Sponsor Information, page 11

3.	We note the lock-up period with the underwriter. Please revise the tables beginning on pages 13 and 110 to include the lock-up period. See Item 1603(a)(9) of regulation S- K.

Response: The Company has revised the disclosure on pages 16 and 114 of the Amended Registration Statement to address the Staff’s comment.

4.	Please revise your compensation table on pages 11 and 108 to reference the potential payments that may be made to your sponsor, officers or directors, its affiliates or promoters of finder’s, advisory, consulting or success fees for their services rendered prior to or in connection with the completion of the initial business combination. Please also disclose the anti-dilution adjustment of the founder shares in the table. See Item 1602(b)(6) of Regulation S-K.

Response: The Company has revised the disclosure on the cover page and on pages 12 and 110 of the Amended Registration Statement to address the Staff’s comment.

5.	We note that D. Boral Capital, the sole book-running manager and representative of the underwriters, is an affiliate of your Sponsor. Please revise the compensation tables on pages 11 and 108 to disclose the compensation of representative shares in connection with this offering. See Item 1602(b)(6) of Regulation S-K.

Response: The Company advises the Staff that D. Boral Capital is not an affiliate of the Sponsor and therefore the representative shares are not required to be disclosed in the compensation table under Item 1602(b)(6). The term “affiliate” is defined in Rule 405 under the Act as a “person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with,” the person specified. The term “control” is defined in Rule 405 under the Act as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” D. Boral Capital is not an affiliate of the Sponsor pursuant to this definition. D. Boral Capital is not a member or manager of the Sponsor and lacks the power to, directly or indirectly, affect the Sponsor’s management, operation or its policies.

Dilution, page 98

6.	We note your tabular dilution disclosure on page 99. Specifically, we note the amounts you have reflected within the redemptions line item. Please revise the amounts within this line item for accuracy.

Response: The Company has revised the disclosure on page 99 of the Amended Registration Statement to address the Staff’s comment.

Signatures, page II-4

7.	Please revise to have the registration statement signed by a majority of your board of directors. Refer to Instruction 1 to the Signatures section of Form S-1.

Response: The Company has revised page II-4 of the Amended Registration Statement to address the Staff’s comment and further advises the Staff that, as of the date hereof, the Company has two directors, Mr. Boral and Mr. Darwin, both of whom have signed the Amended Registration Statement.

Thank you very much for your time and attention to this matter and please call me at 212-407-4923 if you have any questions or would like additional information with respect to any of the foregoing.

Sincerely,

/s/ David J. Levine
David J. Levine
Partner

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